Cybin to Present at the Benzinga Psychedelics Capital Conference in Miami on April 19, 2022

TORONTO, CANADA – April 6, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM” is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a fireside chat and panel discussion at the Benzinga Psychedelics Capital Conference being held at the Fontainebleau Miami Beach on Tuesday, April 19, 2022.
Mr. Drysdale’s fireside chat will be webcast live on Tuesday, April 19 at 1:10 p.m. ET. In addition, Mr. Drysdale will participate in a panel discussion titled “Short, Medium, and Long Term Catalysts in Psychedelics” taking place at 3:10 p.m. ET on Tuesday, April 19.
To listen to the fireside chat and the panel, please click here to access the event livestream. The archived webcasts will also be available on the Company’s investor relations website on the Events & Presentations page.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Investor & Media Contacts:

Leah Gibson
Vice President, Investor Relations & Strategic Communications
Cybin Inc.
leah@cybin.com